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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                -----------------


                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of March, 2003

                                -----------------


                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.
                 (Translation of registrant's name into English)

                      4-1, Marunouchi 2-chome, Chiyoda-ku
                              Tokyo 100-6326, Japan
                    (Address of principal executive offices)


                                -----------------


             [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F   X   Form 40-F
                                   -----           -----



  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.]

                               Yes       No   X
                                   -----    -----


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 27, 2003

                                   MITSUBISHI TOKYO FINANCIAL GROUP, INC.



                                   By:    /s/  Atsushi Inamura
                                          --------------------------------------
                                      Name:  Atsushi Inamura
                                      Title: Chief Manager, General Affairs
                                             Corporate Administration Division

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                                          Mitsubishi Tokyo Financial Group, Inc.

            Notice concerning equity investments in subsidiary banks

Tokyo, March 27, 2003---Mitsubishi Tokyo Financial Group, Inc. (MTFG; President:
Shigemitsu Miki) resolved at the board of directors' meeting to make equity investments in each of MTFG's wholly owned subsidiary banks, The Bank of Tokyo-Mitsubishi, Ltd. ("BTM") and The Mitsubishi Trust and Banking Corporation ("MTBC"), and completed such investments as stated below.


                                   In BTM                In MTBC
                             --------------------   ---------------------

Investment number of shares  344,014,000 shares     106,306,000 shares
                              of common stock        of common stock
Investment amount            (Yen)172,007,000,000-  (Yen)38,270,160,000-
                              ((Yen)500 per share)   ((Yen)360 per share)

Total amount of new shares to be accounted as stated capital of BTM will be
(Yen)86,003,500,000.
Total amount of new shares to be accounted as stated capital of MTBC will be
(Yen)19,135,080,000.
The effective date of issuance of new shares of BTM and MTBC will be March 28, 2003.


For further information, please contact:
Kohei Tsushima, General Manager, Public Relations Office
Tel: 81-3-3240-8149